Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

							Six Months Ended June 30,
TITLE		2013	2014	2015	2016	2017	2017	2018
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$1,092.0	$734.0	$1,132.0	$795.0	$848.0	$194.0	$846.0
(B)	Noncontrolling interests, net of taxes	17.0	19.0	21.0	2.0	—	—	(3.0)
(C)	Fixed charges excluding capitalized interest	701.1	691.0	695.9	744.5	810.2	410.5	401.4
(D)	Amortization of previously capitalized interest	20.4	19.3	16.0	14.7	15.2	7.4	5.7
(E)	Distributed income of equity investees	—	56.1	35.0	59.7	136.5	129.9	122.8
(F)	Earnings (loss) from continuing operations before income taxes and fixed charges	$1,830.5	$1,519.4	$1,899.9	$1,615.9	$1,809.9	$741.8	$1,372.9
Fixed Charges
(G)	Interest and amortization of debt expense	$648.3	$643.1	$643.5	$694.5	$757.9	$373.6	$363.1
(H)	Interest factor attributable to rentals	52.8	47.9	52.4	50.0	52.3	36.9	38.3
(I)	Preferred dividends of subsidiaries	1.1	—	—	—	—	—	—
(J)	Capitalized interest	17.0	23.0	24.8	28.2	24.8	11.8	16.8
(K)	Total fixed charges	$719.2	$714.0	$720.7	$772.7	$835.0	$422.3	$418.2
(L)	Ratio of earnings to fixed charges	2.55	2.13	2.64	2.09	2.17	1.76	3.28

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.